March 2, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Filing of CME Group Inc. Annual Report on Form 10-K for the year ended December 31, 2008

Ladies and Gentlemen:

On behalf of CME Group Inc., a Delaware corporation (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

There have not been any changes from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

If you have any questions or comments in connection with the foregoing, please contact me at (312) 930-3305. Facsimile transmissions may be sent to the undersigned at (312) 930-4556.

Very truly yours,

Margaret C. Austin
Margaret C. Austin
Director, Associate General Counsel & Assistant Corporate Secretary